FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[Fee Required]

For the fiscal year ended December 31, 2008

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No Fee Required]

For the transition period from _________ to _________

Commission file number _________________

a. Full title of the Plan:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

THE VANGUARD GROUP, INC.
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

WESTERN ASSET FUNDS, INC.
Western Asset Management Company
385 East Colorado Boulevard
Pasadena, CA 91101

THE ROYCE FUNDS
1414 Avenue of the Americas
New York, NY 10019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN
OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 19, 2009

BY: C.C. Earhart

C. C. Earhart
Member, Board of Managers

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2008 and 2007

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan (Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2008) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 19, 2009

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:		
Investments (notes 4, 5 and 8):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 187,622,898	$ 219,240,880
Mutual funds:		
Equity growth and income funds	71,081,721	126,639,488
Balanced funds	51,726,022	62,884,280
International stock fund	15,990,723	25,937,415
Bond fund	10,584,935	7,346,478
Common collective trust – stable value fund	51,813,283	36,046,427
Assets available for benefits at fair value	388,819,582	478,094,968
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 1)	677,392	(272,744)
Assets available for benefits	$ 389,496,974	$ 477,822,224

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Investment income (loss) (note 8):		
Net appreciation (depreciation) in fair value of investments (note 4)	$ (90,062,951)	$ 2,580,035
Dividends	11,407,324	18,391,780
Interest	1,836,617	1,538,148
Total investment income (loss)	(76,819,010)	22,509,963
Contributions:		
Employee contributions	36,657,586	34,342,748
Employer contributions	3,899,213	3,855,048
Total contributions	40,556,799	38,197,796
Distributions:		
Benefits paid (note 9)	(42,439,121)	(42,459,672)
Assets transferred out to BLE Section 401(k) Plan (note 2)	(3,801,989)	(4,332,549)
Assets transferred out to Thrift and Investment Plan (note 2)	(5,576,320)	(3,339,261)
Administrative expenses (note 2)	(245,609)	(136,925)
Total distributions (note 9)	(52,063,039)	(50,268,407)
Net increase (decrease)	(88,325,250)	10,439,352
Assets available for benefits:		
Beginning of year	477,822,224	467,382,872
End of year	$ 389,496,974	$ 477,822,224

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Assets Available for Benefits reflects such investment contracts on a contract value basis.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with U.S. generally accepted accounting principles. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms. Investments in the

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

Common collective trust – stable value fund include fully benefit-responsive investments, which are carried at contract value, which approximate fair value (note 1(a)).

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock held by the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. The NS Stock Fund consists of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of both plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2008, and December 31, 2007, was 41.9% and 42.5%, respectively. The Plan's interest in the fair value of Master Trust investment assets was $187,622,898 at December 31, 2008, and $219,240,880 at December 31, 2007.

Investment income for the Master Trust was as follows:

	2008	2007
Net appreciation (depreciation) in fair value	$ (25,553,618)	$ 10,301,065
Dividends and interest	11,755,139	10,536,783
Total investment income (loss)	$ (13,798,479)	$ 20,837,848

(d) Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e) Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(f) New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 ("SFAS 157"), *Fair Value Measurements,* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Plan adopted SFAS 157 which did not have a material impact on the Statement of Assets Available for Benefits or the Statement of Changes in Assets Available for Benefits. See Note 5 for information and related disclosures regarding fair value measurements.

(2) Plan Description

The following is a brief discussion of the Plan in effect during 2008 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective April 1, 1995, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Agreement Employees of NS or any participating subsidiary shall be eligible to become a member of the Plan (Member) on the first day of the calendar month after the expiration of twelve (12) months following the date on which he or she first is employed by and receives compensation from NS or an affiliated employer within the meaning of Section 414 of the Internal Revenue Code (Code).

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS. The Managers receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, Matching Contributions Account, Thoroughbred Work Incentive Stock Transfer (TWIST) Account, After-Tax Contributions Account and Rollover Account, hereinafter generally referred to as Accounts.

(c) Basic Pre-Tax, Catch-Up, Matching, TWIST and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Member's Basic Pre-Tax Contributions Account an amount equal to not less than 1% nor more than 10% of the Member's Compensation, as defined in the Plan. Annual Basic Pre-Tax Contributions are limited as provided in Section 402(g) of the Code. The maximum annual Basic Pre-Tax Contribution for 2008 and 2007 was $15,500 per year.

A Member who is at least age 50, or will attain age 50 by the end of the calendar year, and is contributing or expected to contribute the maximum allowable amount to his or her Basic Pre-Tax Contributions Account, is eligible to make Catch-Up Contributions. Each Catch-Up-Eligible Member may elect that NS contribute an amount equal to not less than 1% nor more than 75% of the Member's Compensation as defined in the Plan. Catch-Up Contributions are not eligible for Matching Contributions. Annual Catch-Up Contributions are limited as provided in Code Section 414(v)(2)(B)(i). The maximum annual Catch-Up Contribution for 2008 and 2007 was $5,000 per year.

NS contributes to the Member's Matching Contributions Account thirty percent (30%) of the Member's Basic Pre-Tax Contributions not to exceed the lesser of forty-five dollars ($45) per month or one and eight-tenths percent (1.8%) of the Member's Compensation. In addition, each Member is allowed to contribute to the Member's After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member's Compensation. On or before November 15, 1999, NS contributed to the Member's TWIST Account the amount each Member was entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

(d) Rollover Account

A Member can contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable, which is included in benefits paid in the Statements of Changes in Assets Available for Benefits, or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to Normal Retirement Age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

The normal form of payment under the Plan is a single lump sum but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the plan year, all or a portion of the balance of their After-Tax Contributions Account. The amount of the withdrawal may not be less than $500.

A Member may withdraw all or a portion of the balance of the Member's TWIST Account.

A Member may make a written request for a hardship withdrawal as described in the plan document.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(g) Transfers with other Plans

A Member may be allowed to directly transfer their Accounts to another Code Section 401(k) plan of an affiliate or to another plan of NS or to the Brotherhood of Locomotive Engineers 401(k) Savings Plan for Employees of Norfolk Southern Carriers (BLE Section 401(k) Plan) if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in such other plan.

A Member who does not have an outstanding loan under the BLE Section 401(k) Plan may be allowed to transfer their account from the BLE Section 401(k) Plan as a direct transfer to this Plan.

(h) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

(3) Investment Program

A Member must make an initial investment election which will apply to the Member's Accounts. If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Wellington Fund.

A Member may elect at any time to exchange the existing balances in the Member's Accounts invested in any option to another option(s), subject to any frequent trading policy or similar restriction.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(4) Investments

Investments at fair value that represent 5% or more of the Plan's assets available for benefits at December 31, 2008 or 2007, are separately identified in the following table:

	December 31,	
	2008	2007
Common stock - Interest in Master Trust for Norfolk Southern Corporation	$ 187,622,898	$ 219,240,880
Value of interests in registered investment companies:		
Vanguard Wellington Fund	41,533,192	52,420,621
Vanguard 500 Index Fund	25,291,788	42,146,310
Vanguard Windsor II Fund	21,132,864	40,703,937
Vanguard Growth Index Fund	19,740,426	34,640,862
Vanguard International Growth Fund	15,990,722	25,937,415
Value of interest in common collective trust - Vanguard Retirement Savings Trust (stable value fund)	51,813,283	36,046,427

During 2008 and 2007, the Plan's investments appreciated (depreciated) in value by ($90,062,951) and $2,580,035, respectively. In both 2008 and 2007, the Plan's net appreciation (depreciation) in fair value of investments included realized and unrealized gains and losses on investments bought and sold as well as held during the year. The details of both realized and unrealized gains and losses are as follows:

	Years ended December 31,	
	2008	2007
Common stock	$ (10,711,635)	$ 3,052,947
Mutual funds	(79,351,316)	(472,912)
	$ (90,062,951)	$ 2,580,035

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(5) Fair Value Measurements

SFAS 157 established a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractural) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Interest in Master Trust for Norfolk Southern Corporation common stock: Valued at the Plan's share of Norfolk Southern common stock, based upon the price reported on the New York Stock Exchange, and cash balances held by the Master Trust.

Mutual funds: Valued at the net asset value ('NAV') of shares held by the plan at year end.

Common collective trust – stable value fund: Valued at the Plan's share of the net assets of the Vanguard Retirement Savings Trust, a stable value fund. The underlying investments of that trust

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

consist of traditional investment contracts, valued based upon expected future cash flows for each contract discounted to present value; alternative investment contracts, valued based upon the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts; and investments in mutual funds and bond trusts, valued at the NAV of each fund or trust determined as of the close of the New York Stock Exchange at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Investments at estimated fair value			
	(Level 1)	(Level 2)	(Level 3)	Total
Interest in Master Trust for Norfolk Southern Corporation common stock	$187,622,898	--	--	$187,622,898
Mutual funds	149,383,401	--	--	149,383,401
Common collective trust – stable value fund	--	51,813,283	--	51,813,283
Total investments	$337,006,299	51,813,283	--	$388,819,582

(6) Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(7) Plan Amendments

The Plan was amended effective January 1, 2008, to increase the Catch-Up Contribution limit to 75% of the Member's Compensation.

The Plan was amended effective January 1, 2008, so that if a Member becomes eligible for the Thrift and Investment Plan of NS (TIP), the employee's TRIP balance is transferred from TRIP to TIP as of the calendar quarter following the quarter in which the employee becomes eligible for TIP.

The Plan was amended effective July 24, 2007, to grant the Chief Executive Officer the responsibility to select the Board of Managers of the Plan.

The Plan was amended effective January 1, 2007, to allow a non-spouse beneficiary to elect to make a direct trustee-to-trustee transfer of a benefit into an individual retirement account (IRA) that is established solely for purposes of receiving the benefit.

(8) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan; therefore, these transactions qualify as party-in-interest.

Certain plan investments are NS Stock. The Managers, NS officers, are the administrators of the Plan; therefore, these transactions qualify as party-in-interest.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2008 and 2007

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31, 2008	December 31, 2007
Benefit claims payable to participants per the financial statements	$ --	$ --
Add: Current accruals for withdrawing participants	45,209	130,443
Benefit claims payable to participants per Form 5500	$ 45,209	$ 130,443

	Year Ended December 31, 2008
Total distributions per the financial statements, excluding administrative expenses	$ 51,817,430
Add: Current accruals for withdrawing participants	45,209
Less: Prior year accruals paid in current year	(130,443)
Benefits paid to participants per Form 5500	$ 51,732,196

Schedule 1

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2008

Identity of party involved	Relationship to plan, employer or other party-in-interest	Description of transaction, including rate of interest	Amount on line 4(a)	Lost interest
Norfolk Southern Corporation	Employer	2008 Delinquent Employee Deferral	$ 1,204	$ 7

The Company determined that employee deferrals in 2008 in the amount of $1,204 that were attributable to contributions from supplemental paychecks were not remitted to the custodian as of the earliest date on which such contributions could reasonably be segregated from the Company's general assets. In April 2008, the Company reimbursed the Plan for lost interest in the amount of $7.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Master Trust for Norfolk Southern Corporation *	11,829,943 units of NS Stock Fund	$ 125,426,381	$ 187,622,898
Value of Interests in Registered Investment Companies:			
The Vanguard Group, Inc.*	1,700,090 shares of Vanguard Wellington Fund	51,555,376	41,533,192
The Vanguard Group, Inc.*	304,390 shares of Vanguard 500 Index Fund	34,628,372	25,291,788
The Vanguard Group, Inc.*	1,105,854 shares of Vanguard Windsor II Fund	31,637,566	21,132,864
The Vanguard Group, Inc.*	972,914 shares of Vanguard Growth Index Fund	25,740,629	19,740,426
The Vanguard Group, Inc.*	1,310,715 shares of Vanguard International Growth Fund	26,539,752	15,990,722
Western Asset Funds, Inc.	1,165,742 shares of Western Asset Core Bond	12,300,963	10,584,935
The Royce Funds	246,656 shares of Royce Premier Fund	4,261,775	3,019,074
The Vanguard Group, Inc.*	289,228 shares of Vanguard Target Retirement 2015	3,588,640	2,762,129
The Vanguard Group, Inc.*	128,479 shares of Vanguard Target Retirement 2010	2,815,628	2,262,517
The Vanguard Group, Inc.*	162,185 shares of Vanguard Strategic Equity Fund	3,445,887	1,897,570
The Vanguard Group, Inc.*	87,502 shares of Vanguard Target Retirement 2020	1,919,928	1,449,916
The Vanguard Group, Inc.*	50,497 shares of Vanguard Target Retirement 2030	1,077,299	784,727
The Vanguard Group, Inc.*	68,462 shares of Vanguard Target Retirement 2025	841,866	634,645
The Vanguard Group, Inc.*	60,171 shares of Vanguard Target Retirement 2035	771,831	556,577
The Vanguard Group, Inc.*	49,565 shares of Vanguard Target Retirement Income	527,121	471,855
The Vanguard Group, Inc.*	27,500 shares of Vanguard Target Retirement 2040	550,976	416,083
The Vanguard Group, Inc.*	38,829 shares of Vanguard Target Retirement 2045	502,902	371,598
The Vanguard Group, Inc.*	27,719 shares of Vanguard Target Retirement 2005	321,485	268,596
The Vanguard Group, Inc.*	14,110 shares of Vanguard Target Retirement 2050	287,674	214,187
		203,315,670	149,383,401
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust *	52,490,675 units of Stable Value Fund	52,490,675	51,813,283
	Total investments at fair value	381,232,726	388,819,582
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	--	677,392
	Total investments at contract value	$ 381,232,726	$ 389,496,974

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description	Page Number in SEC Sequential Numbering System
23	Consent of Independent Registered Public Accounting Firm	22

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to the incorporation by reference in the registration statement (no. 333-100936) on Form S-8 of Norfolk Southern Corporation of our report dated June 19, 2009, with respect to the statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2008 and 2007, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedules of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2008), which report appears in the December 31, 2008 annual report on Form 11-K of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, VA
June 19, 2009